Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of salesforce.com, inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees, and units, and to the incorporation by reference therein of our reports dated March 5, 2020 with respect to the consolidated financial statements and schedule of salesforce.com, inc., and the effectiveness of internal control over financial reporting, included in its Annual Report (Form 10-K) for the year ended January 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

December 4, 2020